SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 20th June 2003

InterContinental Hotels Group PLC
(Registrant’s name)

20 North Audley Street
London W1K 6WN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

20 June 2003

InterContinental Hotels Group PLC
Directors' Interests in Shares

Following the separation of Six Continents PLC and the listing of InterContinental Hotels Group PLC (IHG) ordinary shares, the executive directors of IHG have been awarded a conditional right over the number of shares shown below under the Company's Performance Restricted Share Plan. The awards were made on 18 June 2003.

The Plan, details of which were set out in the Listing Particulars dated 17 February 2003, and which was approved by shareholders at the General Meeting of Six Continents PLC held on 12 March 2003, requires the satisfaction of performance conditions before the appropriate number of shares can be transferred to the Plan participant at the end of the performance period.

The following table provides details of the maximum number of shares that can be transferred if the performance conditions are met in full.

Director	Maximum Share Award	End of Performance Period

R M Hartman	111,937 167,905	31 December 2004 31 December 2005

R C North	188,764 283,146	31 December 2004 31 December 2005

S D Porter	113,812 170,718	31 December 2004 31 December 2005

I M G Prosser	65,409 65,409	31 December 2004 31 December 2005

R L Solomons	110,112 165,168	31 December 2004 31 December 2005

Name of contact for this RNS Announcement:

Catherine Springett Head of Secretariat InterContinental Hotels Group PLC	Tel: 020 7409 8569

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C.Springett
Name:	C. SPRINGETT
Title:	HEAD OF SECRETARIAT

Date:	20th June 2003